Delisting Determination,The Nasdaq Stock Market, LLC,
March 22, 2011, Seahawk Drilling, Inc. The Nasdaq
Stock Market, Inc. (the Exchange) has determined to remove from listing the common stock of Seahawk Drilling, Inc.
(the Company), effective at the opening of the trading session on April 1, 2011. Based on review of information provided by the Company, Nasdaq Staff determined that the Company no longer qualified for listing on the Exchange pursuant to Listing Rules 5101, 5110(b), and IM-5101-1.
The Company was notified of the Staffs determination on February 15, 2011. The Company did not appeal the Staff determination to the Hearings Panel, and the Staff determination to delist the Company became final on February 24, 2011.